UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

i3 Verticals, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

46571Y107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46571Y107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Front Street Equities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,103,388
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,103,388
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,388
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 46571Y107	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) First Avenue Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,618,260
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,618,260
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,618,260
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 46571Y107	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David M. Wilds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 270,636
	6	SHARED VOTING POWER 3,111,227
	7	SOLE DISPOSITIVE POWER 270,636
	8	SHARED DISPOSITIVE POWER 3,111,227
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,863
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 46571Y107	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer.

i3 Verticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

40 Burton Hills Blvd, Suite 415

Nashville, TN 37215

Item 2(a).	Name of Person Filing.

This statement is being filed by: (i) David M. Wilds, a director of the Issuer; (ii) Front Street Equities, LLC, a Tennessee limited liability company; and (iii) First Avenue Partners II, L.P., a Tennessee limited partnership (all of the foregoing, collectively, the “Reporting Persons”). Front Street Equities, LLC is the general partner of First Avenue Partners II, L.P. and First Avenue-ETC Partners, L.P. Mr. Wilds serves as: (a) the managing member of the general partner of First Avenue Partners II, L.P. and as a limited partner of First Avenue Partners II. L.P.; and (b) the sole member of Front Street Equities, LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The business address of each of the Reporting Persons is:

30 Burton Hills Blvd, Suite 550

Nashville, TN 37215

Item 2(c).	Organization/Citizenship.

See responses on Item 4 on the cover page of each Reporting Person.

Item 2(d).	Title of Class Of Securities.

Class A common stock, $0.0001 par value

Item 2(e).	CUSIP Number.

46571Y107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable.

Item 4.	Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The ownership information below represents beneficial ownership of Class A common stock of the Issuer as of December 31, 2018, based upon 9,160,720 shares of Class A common stock outstanding as of January 18, 2019, and the assumed conversion of all 17,149,570 common units of i3 Verticals, LLC outstanding as of January 18, 2019 into shares of Class A common stock of the Issuer on a one-to-one basis, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 25, 2019.

CUSIP NO. 46571Y107	13G	Page 6 of 9 Pages

Person	Total Shares Of Class A common stock Beneficially Owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Front Street Equities, LLC	3,103,388 (1)	11.8%	0	3,103,388	0	3,103,388
David M. Wilds	3,381,863 (2)	12.9%	270,638	3,381,863	270,638	3,381,863
First Avenue Partners II, L.P.	2,618,260 (3)	10.0%	0	2,618,260	0	2,618,260

(1)

Includes (a) 2,618,260 shares of Class A common stock held by First Avenue Partners II, L.P., a Tennessee limited partnership of which Front Street Equities, LLC is the general partner, (b) 468,383 shares of Class A common stock held by First Avenue-ETC Partners, L.P., a Tennessee limited partnership of which Front Street Equities, LLC is the general partner, and (c) 16,745 shares of Class A common stock held by Front Street Equities, LLC, a Tennessee limited liability company.

(2)

Includes (a) 2,618,260 shares of Class A common stock held by First Avenue Partners II, L.P., a Tennessee limited partnership of which Front Street Equities, LLC is the general partner (David M. Wilds is the sole member of such general partner), (b) 468,383 shares of Class A common stock held by First Avenue-ETC Partners, L.P., a Tennessee limited partnership of which Front Street Equities, LLC is the general partner (David M. Wilds is the sole member of such general partner), (c) 16,745 shares of Class A common stock held by Front Street Equities, LLC, a Tennessee limited liability company of which David M. Wilds is the sole member, (d) 270,636 shares of Class A common stock held by David M. Wilds directly, and (e) 7,839 shares of Class A common stock held by Lucinda Beveridge, Mr. Wilds’ spouse.

(3)	These shares, held by First Avenue Partners II, L.P., are also included in the beneficial ownership of Front Street Equities, LLC – see footnote (1), and of David M. Wilds – see footnote (2).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP NO. 46571Y107	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Front Street Equities, LLC

Date: February 12, 2019	By:	/s/ David M. Wilds
Name: David M. Wilds
Title: Sole Member

First Avenue Partners II, L.P.

Date: February 12, 2019	By:	/s/ David M. Wilds
Name: David M. Wilds
Title: Managing Member of the General Partner

Date: February 12, 2019	By:	/s/ David M. Wilds
Name: David M. Wilds

CUSIP NO. 46571Y107	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated February 12, 2019, among Front Street Equities, LLC, First Avenue Partners II, L.P., and David M. Wilds to file this joint statement on Schedule 13G.

CUSIP NO. 46571Y107	13G	Page 9 of 9 Pages

EXHIBIT 1 – JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, $0.0001 par value of i3 Verticals, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of February, 2019.

Front Street Equities, LLC
By:	/s/ David M. Wilds
Name: David M. Wilds
Title: Sole Member

First Avenue Partners II, L.P.
By:	/s/ David M. Wilds
Name: David M. Wilds
Title: Managing Member of the General Partner

/s/ David M. Wilds
Name: David M. Wilds